Mail Stop 3561

July 2, 2009

Ricardo Nunez, Esq.
Senior Vice President, General Counsel and Corporate Secretary
HD Supply, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 5, 2009**
> **File No. 333-159809**

Dear Mr. Nunez:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4
General

1. With your next amendment, please provide us with the supplemental letter that you state you intend to submit regarding your reliance on our positions enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), K-III Communications Corporation, SEC No-Action Letter (May 14, 1993) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please ensure that your letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Forward-Looking Statements, page ii

2. Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please either delete references to the Private Securities Litigation Reform Act or make clear, each time you refer to the Litigation Reform Act, that the safe harbor for forward-looking statements does not apply to this offering.

Management's discussion and analysis of financial condition and results of operations, page 55

Key business metrics, page 57

3. Please clarify the types of expenses you include in the cost of sales line item. Specifically address whether you include purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose the line items that these excluded costs are included in and the amounts included in each line item for each period presented. If applicable, please disclose in management's discussion and analysis of financial position and results of operations that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.

Consolidated and combined results of operations, page 59

4. In the tabular presentation of your results of operations, we note that your "combined" results of operations for fiscal year 2007 are based on the mathematical sum of the predecessor and successor periods during 2007. We do not believe it is appropriate to combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments. We also note that the discussion of your operations for fiscal year 2007 is limited to such "combined" financial results. Please revise to provide a discussion of the results of operations and financial condition set forth in the audited financial statements included in the filing. If you believe that a supplemental discussion based on the full 2007 fiscal year is warranted or appropriate, then please present the results of operations for fiscal year 2007 on a pro forma basis in a format consistent with Article 11 of Regulation S-X. Supplemental discussions based on Article 11 pro forma financial information should not be presented with greater prominence than the discussion of the historical audited financial statements.   Moreover, disclosure should be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a

presentation (for example, the potential that such results might not necessarily be indicative of future results for examples).

Critical accounting policies, page 78

Goodwill, page 79

5. We note you use a combination of discounted cash flows and a market based approach to determine the fair value of reporting units. Please disclose the weight assigned to each approach in arriving at the fair value of the reporting units. To the extent you change the weighting of these methods from period to period, please disclose the basis for the change, including why the change provides a better estimate of fair value. Please also discuss the sensitivity of your goodwill impairment assessments to the methods, assumptions and estimates underlying the fair value estimates for your reporting units. Discuss the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Consolidated Financial Statements, page F-1

6. Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 3-12 of Regulation S-X.

Note 1 – Nature of Business and Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

7. Please tell us in detail how you applied the guidance in EITF 88-16 in determining to record the continuing interest of Home Depot in HD Supply at fair value rather than at Home Depot's predecessor basis. In your response, please be sure to address the impact on your analysis of any direct or indirect guarantees provided by Home Depot on behalf of HD Supply, such as Home Depot's guarantee related to the Term Loan Facility.

Allowance for Doubtful Accounts, page F-9

Revenue Recognition, page F-11

8. With respect to your allowance for doubtful accounts and your allowance for sales returns and discounts, please disclose the information prescribed by Rule 12-09 of Regulation S-X either in Schedule II –Valuation and Qualifying Accounts or in the notes to the financial statements. Refer to Rule 5-04 of Regulation S-X.

Note 4- Related Parties, page F-16

Transactions with THD, page F-16

Other Transactions, page F-17

9. Please disclose the terms of the predecessor company's long-term borrowings with Home Depot. Also disclose the nature and extent of any other cash flow support provided by Home Depot during the predecessor period, such as the "non-cash charges from THD" as shown on your statements of cash flows.

Note 8- Stock Based Compensation and Employee Benefit Plans, page F-26

10. Please disclose the methods and significant assumptions used to determine 1) the risk-free interest rate and expected term of options granted under the HDS Plan; and 2) the risk-free interest rate, expected term, expected volatility and expected dividends for options granted under the THD Plans. Refer to paragraph A240e(2) of SFAS 123(R).

Item 21. Exhibits and Financial Statement Schedules, page II-18

11. Please note that all exhibits are subject to our review. Accordingly, please file all exhibits with your next amendment, including, but not limited to, your opinion of counsel and the form of letter of transmittal that you indicate on page II-24 will be filed as exhibit 99.1.

Item 22. Undertakings, page II-27

12. Please provide the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K. See Securities Act Rule 430C(d). Please also provide the undertakings required by Item 512(g) of Regulation S-K.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Anthony Watson, Accountant, at (202) 551-3318 or in his absence, Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven J. Slutzky, Esq.
        Debevoise & Plimpton LLP
        (Via Facsimile)